

07003190


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007
WASH, D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-52323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quasar Distributors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

615 E. Michigan Street
(No. and Street)

Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Schoenike 414-287-3994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street, Ste 1400 (Address) Minneapolis (City) Minnesota (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ADK 3/13

OATH OR AFFIRMATION

I, James Schoenike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quasar Distributors, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
JOANN W.
FUSI
STATE OF WISCONSIN

Signature

President
Title

Notary Public
Commission Expires 8/22/10

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Quasar Distributors, LLC

We have audited the accompanying statement of financial condition of Quasar Distributors, LLC (the Company) (a wholly owned subsidiary of U.S. Bancorp) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Minneapolis, Minnesota
February 26, 2007

0702-0808724

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	8,189,308
Commissions and fees receivable		1,878,650
Office equipment and capitalized software, net of accumulated depreciation of $674,254		24,792
Intangible assets, net of accumulated amortization of $223,500		74,500
Goodwill		466,410
Other assets		36,104
Deferred tax asset		44,510
Total assets	$	10,714,274
Liabilities and member's equity		
Liabilities:		
Payable to affiliate	$	913,436
Marketing and distribution fees payable		882,651
Current income taxes payable		1,708,739
Accounts payable, accrued expenses, and other liabilities		1,227,963
Total liabilities		4,732,789
Member's equity:		
Contributed capital, 1,250,000 units		1,250,000
Retained earnings		4,731,485
Total member's equity		5,981,485
Total liabilities and member's equity	$	10,714,274

See accompanying notes.

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Notes to Statement of Financial Condition

December 31, 2006

1. Organization

Quasar Distributors, LLC (Quasar or the Company) was incorporated as a limited liability corporation in the State of Delaware and commenced operations on January 21, 2000. The Company is wholly owned by U.S. Bancorp (the Parent).

The Company is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. as a broker-dealer under the Securities Exchange Act of 1934. The Company provides mutual fund distribution and underwriting services to mutual funds in all 50 states of the United States of America and is a member of the National Securities Clearing Corporation's Fund/SERV System. The principal operations of the Company are located in Milwaukee, Wisconsin.

The Company claims exemption from SEC Rule 15c3-3 under Section (k)(2)(i) and, accordingly, is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers. The Company does not carry or hold securities for customer accounts.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers investments in money market mutual funds to be cash equivalents.

As of December 31, 2006, $901,898 of cash and cash equivalents was restricted for default account 12b-1 fees and default account sales commissions for the benefit of First American Funds, an affiliate of the Company. As of December 31, 2006, this amount was owed to reimburse FAF Advisors, Inc., a related party, for distribution related expenses paid by FAF Advisors, Inc. on behalf of Quasar. In addition, as of December 31, 2006, $50,141 of cash and cash equivalents was restricted for the benefit of an independent third party.

Investments

The Company held no investments other than cash and cash equivalents at December 31, 2006.

2. Significant Accounting Policies (continued)

Office Equipment and Software

Office equipment and software are recorded at cost.

Goodwill and Intangible Assets

The recoverability of goodwill and other intangible assets is, at a minimum, evaluated annually or on an interim basis if there are indicators of impairment. The goodwill evaluation is based on the estimated fair value of the acquired business based on estimated future cash flows.

Securities Transactions

Commission and fee income is recorded on an accrual basis in accordance with negotiated fee schedules. No allowance has been established for fee receivables. Management believes the receivable amount of $1,878,650 recorded in the statement of financial condition is fully collectible.

Funding of B-Share Sales Commissions

Quasar pays upfront commissions to broker-dealers for the sale of certain mutual fund shares known as "Class B" shares. With Class B shares, the investor is not charged a sales commission at the time of the purchase. Instead, the Class B shares have an asset-based fee (12b-1 fee) that is charged to the fund over a set period of years. If the investor redeems any Class B shares prior to the expiration of this 12b-1 fee period, the investor is charged a back-end load (on a declining scale) known as a contingent deferred sales charge (CDSC) to make up for the 12b-1 fee shortfall. Under various fund-related contracts, the Company is entitled to distribution fees and CDSCs from the mutual fund over the life of such shares.

Funding of the commission payments to selling broker-dealers occurs through arrangements with independent third parties to sell the rights to future 12b-1 fees and CDSCs. For financial reporting purposes, these arrangements are treated as sales at the time of the funding.

2. Significant Accounting Policies (continued)

As of December 31, 2006, the Company is obligated to pay a third party $350,067 in accordance with the terms associated with the sale of 12b-1 fee revenues prior to December 31, 2004. The accrual is included in accounts payable, accrued expenses, and other liabilities in the statement of financial condition. Quasar has an arrangement with an affiliate to be reimbursed for these payments. The reimbursement equals $350,067 and is included in commissions and fee receivables on the statement of financial condition.

Fair Value of Financial Instruments

At December 31, 2006, the Company's financial instruments (cash and cash equivalents) are carried at fair value or amounts approximating fair value because they are short-term in nature and reprice frequently.

Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. Federal income taxes are determined on a separate company basis, and payments are received from or remitted to the Parent. State income taxes are not allocated to the Company by the Parent.

Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at year-end.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

3. New Accounting Pronouncements

FIN 48

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 establishes a two-step process for evaluation of tax positions. The first step is recognition, under which the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The enterprise is required to presume the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement, under which a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006. Therefore, FIN 48 will be effective for the Company's fiscal year beginning January 1, 2007. The cumulative effect of adopting FIN 48 is required to be reported as an adjustment to the opening balance of members equity for that fiscal year, presented separately. The Company is analyzing the impact of adopting FIN 48.

4. Marketing and Distribution Fees Payables

Amounts payable for marketing and distribution of $882,651 as of December 31, 2006, represent cash received from mutual funds for purposes of marketing and distribution expenses of the mutual funds. All interest earned on such investments accrues to the mutual funds. At December 31, 2006, there is a receivable balance of $607,182 from the First American Funds for 12b-1 fees earned.

The amount payable to affiliates of $913,436 as of December 31, 2006 relates to distribution and marketing expenses incurred by FAF Advisors on behalf of Quasar related to the distribution of the First American Funds, an affiliate of the Company.

5. Net Capital Requirement

Pursuant to the SEC Uniform Net Capital Rule, the Company is required to maintain minimum net capital, the amount of which was $315,519 at December 31, 2006. In addition, under this rule, the Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1.

At December 31, 2006, the Company had adjusted net capital of $3,293,737, which was $2,978,218 in excess of its minimum required net capital of $315,519. The Company's aggregate indebtedness to net capital ratio was 1.44 to 1 at December 31, 2006.

6. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and other affiliates. These transactions can be charges or reimbursements to the Company and include fees for services provided by or for affiliates, costs for occupancy, and general and administrative services.

Cash and cash equivalents of the Company are invested in the First American Treasury Reserve Fund and the First American Prime Obligation Fund, which are money market mutual funds sponsored by the Parent.

At December 31, 2006, the Company has outstanding commissions and fees receivable of $672,350 from certain First American mutual funds and a receivable for reimbursement of expenses incurred of $350,067 from FAF Advisors, Inc.

7. Income Tax

The components of the Company's deferred tax assets and liabilities as of December 31, 2006, were:

Deferred tax assets:	
Accrued severance, pension, and retirements	$ 50,857
Stock compensation	7,274
Fixed assets depreciation	2,822
Other	264
Total deferred tax assets	61,217
Deferred tax liabilities:	
Pension	16,707
Total deferred tax liabilities	16,707
Net deferred tax asset	$ 44,510

The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets, and therefore, no such valuation allowance has been established.

END